Exhibit 7.1

LETTERHEAD OF O’MELVENY & MYERS LLP

May 8, 2008

VIA FACSIMILE (212) 310-8007

& FIRST CLASS MAIL

Michael J. Aiello, Esq.

Weil, Gotshal & Manges LLP

767 Fifth Avenue

New York, New York 10153

Re:	March 28, 2008 Agreement and Plan of Merger by and among Merisel,

Inc., TU Holdings, Inc. and TU Merger, Inc.

Dear Mike:

I have reviewed your May 7, 2008 letter concerning Merisel’s intended disclosure that ACAS currently does not intend to close its merger with Merisel “in light of ACAS’ view of the performance of Merisel’s business during the first quarter of 2008.” As ACAS representatives told Merisel’s advisors on May 4, the issues concerning Merisel’s deteriorating performance stem from more than Merisel’s materially deteriorated first quarter performance (which Merisel disclosed only after the merger agreement’s execution). Among other things, ACAS’s concerns also rest on information received from Merisel management during meetings at Merisel on April 22–24 concerning Merisel’s financial performance and outlook going forward. All of this information appears to be inconsistent with Merisel’s merger agreement representations and other conditions to closing.

ACAS remains interested in acquiring Merisel and fully intends to comply with its merger agreement obligations. Several closing conditions remain unsatisfied at this time, however, and based on the limited information currently available to ACAS, it is not currently prepared to close the transaction at $5.75 per share. Accordingly, the alternatives as ACAS sees them at this time are (i) renegotiating the transaction price in view of the information available today, (ii) mutually agreeing to terminate the merger agreement, or (iii) waiting to see if the closing conditions are all satisfied by the outside date. Please call me if you have any questions or would like to discuss the matter further.

Very truly yours,

/s/ Gregory P. Patti, Jr.

cc:	Merisel, Inc.

127 West 30th Street, 5th Floor

New York, New York 10001

Attn: Mr. Donald R. Uzzi

Fax: (917) 351-5889